[KCS LETTERHEAD]

VIA EDGAR

May 21, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Susan Block

Re:	Kansas City Southern
Registration Statement on Form S-4
Filed April 21, 2014
File No. 333-195413

Dear Ms. Block:

Kansas City Southern (the “Company”) and the other registrants named in the Registration Statement (as defined below) are in receipt of the comment letter dated May 15, 2014 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) containing comments on the above-referenced filing. The Company transmits herewith for review by the Staff Amendment No. 1 (the “Amendment”) to the registration statement on Form S-4 referenced above (the “Registration Statement”).

Set forth below are the Company’s responses to the comments in the Comment Letter. For ease of reference, the comments contained in the Comment Letter are printed below in bold-face type and are followed by the Company’s responses.

General

1.	We note that you are registering the offer to exchange 4.30% Senior Notes due 2043 and 3.85% Senior Notes due 2023 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response:

The Company is furnishing a supplemental letter containing the requested statements and representations to the Staff concurrently with submission of this letter.

Exhibit 5.2

2.	Refer to the last paragraph on page 1 of counsel’s opinion. This language appears to be an inappropriate limitation on the scope of counsel’s opinion and appears inconsistent with counsel’s statement in the first paragraph on page 2 that it has “reviewed such other documents as [it has] deemed appropriate to giving the opinions . . . .” Please have counsel revise accordingly. Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions, Section II.B.1.e., the third paragraph, which is available on our website, www.sec.gov.

Response:

Counsel has revised its opinion in response to the Staff’s comment. Please see Exhibit 5.2 of the Amendment.

3.	Refer to assumption (iii)(c) on page 3 of counsel’s opinion. This assumption appears to assume a finding necessary to the legal conclusion that the each Transaction Document has been duly authorized. Please have counsel revise accordingly.

Response:

Counsel has revised its opinion in response to the Staff’s comment. Please see Exhibit 5.2 of the Amendment.

4.	Purchasers in the offering are entitled to rely on the legality opinion. Please have counsel revise the last paragraph of the opinion accordingly to remove any limitation on reliance. Refer to Staff Legal Bulletin, No. 19, at Section II.B.3.d.

Response:

Counsel has revised its opinion in response to the Staff’s comment. Please see Exhibit 5.2 of the Amendment.

*      *      *

In connection with our response to the Comment Letter set forth herein, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to the Staff’s comments and hope that the foregoing has been responsive to these comments. Please do not hesitate to contact us directly at (816) 983-1303 with any questions or comments regarding this letter.

Sincerely yours,

Kansas City Southern

By:	/s/ David L. Starling
Name: David L. Starling
Title: President and Chief Executive Officer, Kansas City Southern

cc:	Gary Kashar, Esq., Partner, White & Case LLP

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